Room 4561

July 28, 2006

Michael J. Fister
President and Chief Executive Officer
Cadence Design Systems, Inc.
2655 Seely Avenue, Building 5
San Jose, CA 95134

> **Re:** **Cadence Design Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **File no. 1-10606**

Dear Mr. Fister:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Kathleen Collins
Accounting Branch Chief